                                                                       Exhibit 4

                           GLOBAL-TECH APPLIANCES INC.

            Quarterly Report for the Three Months ended June 30, 2002


Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company's customers, product demand and market acceptance, the success of new product development, reliance on key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including its most recent Report on Form 20-F.

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
            (Amounts expressed in thousands of United States dollars)

                                                                                         June 30,        March 31,
                                                                                      -------------    ------------
                                                                                           2002             2002
                                                                                      -------------    ------------
                                                                                       (unaudited)       (audited)
                                     ASSETS
Current assets:
     Cash and cash equivalents ......................................................    $ 49,773         $ 48,589
     Short-term investments .........................................................       8,814            8,678
     Accounts receivable, net .......................................................      13,399           12,318
     Deposits, prepayments and other assets .........................................       2,239            2,158
     Inventories, net ...............................................................       9,341            9,646
                                                                                         --------         --------
         Total current assets .......................................................      83,566           81,389
     Property, plant and equipment ..................................................      34,152           34,198
     Land use rights ................................................................       1,989            2,002
     License ........................................................................       4,142            4,317
     Patents ........................................................................         288              286
     Promissory note receivable .....................................................         736              775
     Loan to a director .............................................................         306              306
                                                                                         --------         --------
         Total assets ...............................................................    $125,179         $123,273
                                                                                         ========         ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Short-term bank borrowings .....................................................      $   77         $     76
     Current portion of long-term bank loans ........................................         828              715
     Accounts payable ...............................................................       7,466            6,238
     Amount due to a director .......................................................           -              180
     Fees payable for license .......................................................       1,000            1,800
     Fees payable for land use rights ...............................................         275              275
     Salaries and allowances payable ................................................         712              541
     Advance payments from customers ................................................         276               43
     Accrued expenses ...............................................................       1,667            1,961
     Investment in a joint venture ..................................................         175              246
     Income tax provision ...........................................................       3,360            4,384
                                                                                           --------         --------
         Total current liabilities ..................................................      15,836           16,459
     Long-term bank loans ...........................................................         641              272
     Deferred tax liabilities, net ..................................................          43               43
                                                                                         --------         --------
         Total liabilities ..........................................................      16,520           16,774
                                                                                         --------         --------


Shareholders' Equity:

Common stock, par value $0.01; 50,000,000 shares authorized;
  12,830,000 shares issued as of June 30, 2002 and March 31, 2002 .............        128              128
Additional paid-in capital ....................................................     81,753           81,753
Retained earnings .............................................................     31,571           29,415
Accumulated other comprehensive deficit .......................................       (193)            (197)
Less: Treasury stock, at cost, 689,147 shares as of 30/th/ June 2002 and
   31/st/ March 2002 ..........................................................     (4,600)          (4,600)
                                                                                ----------       ----------
     Total shareholders' equity ...............................................    108,659          106,499
                                                                                ----------       ----------
     Total liabilities and shareholders' equity ............................... $  125,179       $  123,273
                                                                                ==========       ==========

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
(Amounts expressed in thousands of United States dollars, except per share data)

                                                         For the three months
                                                             ended June 30,
                                                        ----------------------
                                                            2002        2001
                                                        ----------------------
                                                        (unaudited) (unaudited)
Net sales .........................................       $ 21,641    $ 23,278
Cost of goods sold ................................        (15,539)    (18,235)
                                                        ----------   ---------
Gross profit ......................................          6,102       5,043
Selling, general and administrative expenses ......         (3,869)     (3,630)
Share of losses of a joint venture ................           (158)        (54)
                                                        ----------   ---------
Operating income ..................................          2,075       1,359
Other income, net .................................            294         819
                                                        ----------   ---------
Income before income taxes ........................          2,369       2,178
Provision for income taxes ........................           (213)       (111)
                                                        ----------   ---------
Income before minority interests ..................          2,156       2,067
Minority interests ................................              -           4
                                                        ----------   ---------
Net income ........................................       $  2,156    $  2,071
Net income per share ..............................       $   0.18    $   0.17
                                                        ==========   =========
Weighted average number of shares outstanding .....         12,140      12,138
                                                        ==========   =========

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
            (Amounts expressed in thousands of United States dollars)

                                                                                             For the Three Months Ended
                                                                                                    December 31
                                                                                                      June 30,
                                                                                          ----------------------------------
                                                                                              2002                 2001
                                                                                          ----------------------------------
                                                                                           (unaudited)          (unaudited)
Cash flows from operating activities:
     Income before minority interests .................................................     $     2,156           $    2,067
     Adjustments to reconcile income before minority interest to net cash provided by operating activities:
           Share of losses of a joint venture .........................................             158                   54
           Depreciation and amortization ..............................................           1,319                1,253
           Provision for promissory note receivable ...................................              61                    -
           Provision for income taxes .................................................             213                  111
        Changes in operating assets and liabilities:
           Accounts receivable, net ...................................................          (1,081)               1,585
           Deposit, prepayment and other assets .......................................             (81)                (968)
           Inventories ................................................................             305                 (197)
           Promissory note receivable .................................................             (22)                   -
           Accounts payable ...........................................................           1,228               (3,976)
           Fee payable for license ....................................................            (800)                   -
           Salaries and allowances payable ............................................             171                    -
           Advanced payments from customers ...........................................             233                 (105)
           Accrued expenses ...........................................................            (294)                 339
           Income tax payable .........................................................          (1,237)                  (3)
                                                                                          -------------         -------------
             Net cash provided by operating activities ................................           2,329                  160
                                                                                          -------------         -------------
Cash flows from investing activities:

           Purchase of short term investments .........................................            (131)              (7,161)
           Proceed from disposal of short-term investments ............................               -               11,842
           Purchases of property, plant and equipment .................................          (1,080)              (1,219)
           Purchase of patents ........................................................              (8)                   -
           (Increase) decrease in loan to a joint venture .............................            (229)                  34
           Decrease in amount due to a director .......................................            (180)                   -
           Net cash outflow in respect of the acquisition of a subsidiary .............               -                   (1)
                                                                                          -------------         -------------
             Net cash (used in) provided by investing activities ......................          (1,628)               3,495
                                                                                          -------------         -------------
Cash flows from financing activities:
           Addition of long term bank loans ...........................................             692                    -
           Addition of short-term bank borrowings .....................................               1                    -
           Issuance of treasury stock to employees ....................................               -                    6
           Repayment of short-term bank borrowings ....................................               -                  (26)
           Repayment of long-term bank loans ..........................................            (210)                (271)
                                                                                          -------------         -------------
             Net cash provided by (used in) financing activities ......................             483                 (291)
                                                                                          -------------         -------------

Net increase in cash and cash equivalents .............................................           1,184                3,364

Cash and cash equivalent at beginning of year .........................................          48,589               28,489
                                                                                          -------------         -------------
Cash and cash equivalents at end of year ..............................................     $    49,773           $   31,853
                                                                                          =============         =============

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED

      (Amounts expressed in United States dollars unless otherwise stated)

Note 1  --  GENERAL

The accompanying unaudited consolidated financial statements of Global-Tech Appliances Inc. ("Global-Tech") have been prepared as of June 30, 2002 and for the three-month period then ended. The interim financial statements should be read in conjunction with the annual financial statements as of March 31, 2002. These statements reflect all adjustments which are, in the opinion of management, necessary to fairly present Global-Tech's financial position as of June 30, 2002 and its results of operations and cash flows for the three months ended June 30, 2002. The results of operations for the three months ended June 30, 2002 should not be considered indicative of the results expected for the fiscal year ending March 31, 2003.

Global-Tech is incorporated in the British Virgin Islands and is a holding company. Global-Tech and its subsidiaries are collectively referred to as the "Company." The Company is a designer and manufacturer of a wide range of small household appliances. The Company's main manufacturing and warehousing operations are located in Dongguan and Shenzhen, the People's Republic of China ("China"). The Company's products are sold to customers primarily in the United States and Europe.

On April 14, 1998, the Company issued 4,200,000 common shares, par value $0.01 per share, in connection with the initial public offering of its common shares (the "IPO"). On May 7, 1998, the Company issued an additional 630,000 common shares to the underwriters of the IPO pursuant to their exercise in full of the over-allotment option granted to them by the Company.

Note 2  --  SUBSIDIARIES

Details of the Company's principal subsidiaries as of June 30, 2002 were as follows:

              Name                                          Country              Ownership
-----------------------------------------            ----------------------      ---------
Wing Shing Products (BVI) Company Limited ......     British Virgin Islands        100.0%
Wing Shing Overseas Limited ....................     British Virgin Islands        100.0
Pentalpha Enterprises Limited ..................     Hong Kong                     100.0
Pentalpha Hong Kong Limited ....................     Hong Kong                     100.0
Kwong Lee Shun Trading Company Limited .........     Hong Kong                     100.0
Dongguan Wing Shing Electrical Products
    Factory Company Limited ....................     China                         100.0
Global-Tech USA, Inc. ..........................     United States                 100.0
Penatlpha Macau Commercial Offshore
    Limited ....................................     Macau                         100.0
Global Lite Array (BVI) Limited ................     British Virgin Islands         76.8
Lite Array (BVI) Company Limited ...............     British Virgin Islands         76.8
Lite Array, Inc. ...............................     United States                  76.8

Global-Tech Appliances Inc. is a holding company of the above subsidiaries. It does not engage in daily business operations. Wing Shing Products (BVI) Company Limited is primarily engaged in selling finished goods to the Company's customers. Wing Shing Overseas Limited, Pentalpha Enterprises Limited and Pentalpha Hong Kong Limited are primarily engaged in buying raw materials and selling finished goods to the Company's customers. Kwong Lee Shun Trading Company Limited is a service company that provides management services to the Company. Dongguan Wing Shing Electrical Products Factory Company Limited is the Company's manufacturing facility located in Dongguan, China. Global-Tech USA, Inc. provides investor relations and consulting services to the Company. Pentalpha Macau Commercial Offshore Limited is a newly incorporated subsidiary primarily engaged in selling finished goods to the Company's customers. Global Lite Array (BVI) Limited is an investment holding company. Lite Array (BVI) Company Limited is a newly incorporated subsidiary of Global Lite Array (BVI) Limited primarily engaged in buying raw materials and selling organic solid state flat-panel displays to the Company's customers. Lite Array, Inc. is primarily engaged in research and development of organic solid state flat-panel displays.

Note 3  --  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparing the latest annual financial statements. A summary of those significant accounting policies can be found in the Company's fiscal 2002 Annual Report on Form 20-F, filed on October 15, 2002, in the Notes to the Consolidated Financial Statements, Note 3, and under "Item 5.E--Operating and Financial Results and Prospects--Application of Critical Accounting Policies."

                           GLOBAL-TECH APPLIANCES INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                       FOR THE QUARTER ENDED JUNE 30, 2002

General

     We design, manufacture and sell a wide range of small household appliances for brand marketers in developed countries. Our products, all of which are manufactured in China, are marketed by our customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Eureka(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R) and West Bend(R). We manufacture over 160 different models, primarily in four product categories:

     .    kitchen appliances, such as coffeemakers, breadmakers and deep fryers;

     .    garment care products, such as steam irons;

     .    travel products and accessories, such as travel irons; and

     . floor care products, such as upright vacuum cleaners and hand-held steam vacuum cleaners.

     We were founded in 1963 and, for most of our history, operated as a contract manufacturer of products developed by our customers. In recent years, however, we have emphasized original design manufacturing. As an original design manufacturer, or ODM, we design and develop proprietary new products which we manufacture for our customers. This shift in emphasis was made possible by our forming a product design and development team consisting of engineers who focus on the development of new products. Net sales of our ODM products represented 49.2% and 37.7% of our net sales during the three months ended June 30, 2001 and June 30, 2002, respectively, with the remaining sales generated by our contract manufacturing activities. Sales of ODM products have decreased as a percentage of net sales over the last several years. This trend is expected to continue in the near term due to an anticipated increase in sales of new floor care products, which are primarily contract manufactured products. We expect to continue to emphasize our ODM strategy to the greatest extent possible, however, as ODM products generally have higher profit margins.

     We also are continuing to acquire new technologies in an effort to expand our capabilities in manufacturing finished products. These transactions are part of our long-term business strategy to gradually diversify and transform a portion of our manufacturing facility into higher-value, technology-oriented products that we believe will allow us to leverage our existing research and development and technical management staff in Hong Kong, as well as our manufacturing infrastructure in China. Our long-term strategic focus is to deemphasize component manufacturing, as such value-added opportunities are not consistently available.

     Since most of our purchases and sales are denominated in U.S. dollars, our financial statements are presented in U.S. dollars, our functional currency. Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. References to a quarterly period refer to our fiscal quarter ended on June 30; for example, 2003 quarterly period refers to the fiscal quarter ended June 30, 2002.

     Results of Operations

     The following table sets forth certain statement of income data as a percentage of net sales for the periods indicated:


                                                          Three Months Ended
                                                               June 30,
                                                      --------------------------
                                                         2002             2001
                                                      ----------        --------

Net sales ........................................      100.0%            100.0%
Cost of goods sold ...............................       71.8              78.3
                                                      ----------        --------

Gross profit .....................................       28.2              21.7
Selling, general and administrative expenses .....       17.9              15.6
Share of losses in joint venture .................        0.7               0.2
                                                      ----------        --------

Operating income .................................        9.6               5.9
Other income, net ................................        1.4               3.5
                                                      ----------        --------

Income before income taxes .......................       11.0               9.4
Provision for income taxes .......................        1.0               0.5
Minority interests ...............................        0.0               0.0
                                                      ----------        --------
Net income .......................................       10.0%              8.9%
                                                      ==========        ========

Three Months ended June 30, 2002 Compared with Three Months ended June 30, 2001

     Net sales. Our net sales consist of our gross invoiced sales less discounts and returns. Net sales for the 2003 quarterly period were $21.6 million as compared to $23.2 million in the 2002 quarterly period. The decrease in net sales was mainly attributable to the decrease in sales of kitchen appliances and garment care products, which was partially offset by an increase in contract manufacturing sales of floor care products. In the 2003 quarterly period, sales of floor care products increased approximately 46% over the 2002 quarterly period, and this product category is now larger than our kitchen appliance business. There is no assurance, however, that our major floor care product customer will continue to purchase floor care products from us, as this customer is under no contractual obligation to do so. We believe that the increase in sales of floor care products will continue in the short term and should offset an expected continuing weakness in sales of kitchen and garment care products. While we managed to secure new customers for our floor care products during the 2003 quarterly period, overall, we experienced a slowdown in orders for kitchen appliances and other products and noticed an acceleration in price cutting on these products at the retail level. Net sales of Lite Array, Inc. electronic display units for the 2003 quarterly period were approximately $212,000.

         Net sales consist primarily of sales in our four major product categories: kitchen appliances, garment care products, travel products and accessories and floor care products. Sales in each product category for the 2003 quarterly period as compared to the 2002 quarterly period were as follows:

     . Sales of kitchen appliances decreased to $7.1 million, or 32.8% of net sales, from $10.4 million, or 44.8% of net sales, primarily due to decreased sales of breadmakers, food steamers, coffee makers and indoor grills. These products were once in high demand and comprised a significant portion of our revenues in the past. More recently, however, demand has waned for these products and due to continued pressure from our customers to reduce prices on these products, we have ceased manufacturing certain kitchen appliance products.

     . Sales of garment care products decreased to $690,000, or 3.2% of net sales, as compared to $2.7 million, or 11.7% of net sales, primarily due to decreased sales of steam irons to a major European customer.

     . Sales of travel products and accessories decreased to $237,000, or 1.1% of net sales, from $352,000, or 1.5% of net sales, primarily due to decreased sales of travel sets, which include a travel iron and dryer is one package. The decrease in sales of travel sets is attributable to lower demand for these products.

     . Sales of floor care products increased to $12.7 million, or 58.5% of net sales, from $8.7 million, or 37.5% of net sales, primarily due to our acquiring a new model to produce for our major floor care products customer. We also secured a new customer for floor care products during the 2003 quarterly period.

     We are currently experiencing a slowdown in orders, particularly in kitchen appliances and from our European customers, prompted in part by the global economic downturn. In this regard, we are seeing a reluctance on the part of many of our customers to make purchase commitments at historic levels due to their concerns about slower holiday retail sales. We anticipate that continued strong sales of floor care products should at least offset in part decreased sales of kitchen appliances and other products as a result of the slowdown in orders.

     Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Generally, gross profit margins are higher for our ODM products compared to contract manufactured products. Gross profit in the 2003 quarterly period was $6.1 million, or 28.2% of net sales, as compared to $5.0 million, or 21.7% of net sales, in the 2002 quarterly period. Gross profit as a percentage of net sales increased in the 2003 quarterly period primarily as a result of decreases in manufacturing overhead, including wages for direct and indirect labor ($300,000 decrease over the comparable quarterly period), the cost of consumable goods ($45,000 decrease over the comparable quarterly period) and fuel expenses ($100,000 decrease over the comparable quarterly period). Decreases in these expenses are attributable to the lower net sales and lower production volume during the 2003 quarterly period.

     Selling, general and administrative expenses. The primary components of our selling, general and administrative, or SG&A, expenses include product design and development, transportation of finished goods, salaries for marketing and administrative personnel and professional fees and utilities. SG&A expenses in the 2003 quarterly period increased to $3.8 million, or 17.9% of net sales, from $3.6 million, or 15.6% of net sales, in the 2002 quarterly period. SG&A expenses increased by approximately 6.5% from the 2002 quarterly period, primarily due to the $600,000 in SG&A expenses incurred by Lite Array's electronic display operations. In our remaining operations, we achieved a reduction of approximately 10% in SG&A expenses over the comparable quarterly period, from $3.6 million in the 2002 quarterly period to $3.2 million in the 2003 quarterly period.

     The primary components of our design and development expenses include sample design, patent fees, testing charges, inspection fees and salaries for engineers and designers. Design and development expenses were $371,000 in the 2003 quarterly period as compared to $389,000 in the same quarterly period of 2002.

     Interest expenses and other income, net. Interest expense consists of interest on our short- and long-term bank credit facilities. Interest expense was $26,520 in the 2003 quarterly period as compared to $68,607 in the 2002 quarterly period. The decrease in interest expense was due to decreased borrowings. Other income, net includes tooling income, interest income and non-recurring income. Other income, net was approximately $294,000 in the 2003 quarterly period as compared to $819,000 in the 2002 quarterly period. The decrease in other income, net was primarily attributable to a decrease in interest income in the 2003 quarterly period, as we have used our cash to fund capital expenditures and acquisitions.

     Income tax. We had taxable income in Hong Kong in the 2003 and 2002 quarterly periods. Our financial statements include provisions for Hong Kong profits tax of approximately $213,000 and $111,000 in the 2003 and 2002 quarterly periods, respectively. We do not believe that our current method of operations would subject us to material U.S. taxes because we should not be considered to have significant income effectively connected with a trade or business in the United States. No income tax was payable by us in China during this period because our subsidiary in China had accumulated tax losses during these periods.

     Minority interests. During the 2002 quarterly period, we acquired a controlling interest of Lite Array, Inc., a solid state flat-panel electronic display business. Our 2002 quarterly period results included one month's operations of Lite Array. There was no minority interest in the 2003 quarterly period.

     Net income. Net income for the 2003 quarterly period was $2.2 million, $0.18 per share, as compared to $2.1 million, or $0.17 per share, for the 2002 quarterly period.

Liquidity and Capital Resources

     Our primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks. Net cash provided by operating activities during the 2003 quarterly period was approximately $2.3 million, as compared to approximately $160,000 during the 2002 quarterly period. The increase in net cash provided by operating activities was primarily due to an increase in accounts payable.

     At June 30, 2002, accounts receivable were $13.3 million, as compared to $12.3 million at March 31, 2002. Receivables at June 30, 2002 represented 56 days of sales, as compared to 62 days of sales at March 31, 2002. We have continued to extend the payment terms for one of our largest customers, Royal Appliance Manufacturing Company in order to attract additional business from this customer and we expect to continue to do so in the future.

     At June 30, 2002, inventories were $9.3 million, as compared to $9.6 million at March 31, 2002. Our inventories consist primarily of raw materials needed for future production. The decrease was mainly due to our using significantly more raw materials than we had previously purchased for our production needs during the first quarter of fiscal 2003. As a consequence, we had also used part of our warehouse inventories during the quarter.

     At June 30, 2002, accounts payable were approximately $7.5 million as compared to $6.2 million at March 31, 2002. The increase was mainly due to our increased stocking of raw materials for the peak productions period in the second quarter. As discussed above, we had used more raw materials during the first quarter than we had earlier purchased. Working capital increased from $64.9 million at March 31,

2002 to $67.7 million at June 30, 2002 due primarily to increases in cash and cash equivalents and accounts receivable.

     In October 1998, we made a loan to a start-up U.S. corporation wholly owned by the spouse of a corporate executive in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of June 30, 2002, accrued interest on the loan was approximately $317,000. We have reserved fully against the interest due. As this company is currently in the development stage, there can be no assurance that the loan will be repaid on a timely basis, if at all.

     In October 1999, we made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000. Payments on the loan will be forgiven in arrears, however, on each payment due date in consideration for the director's continued service to us.

     Our aggregate capital expenditures during 2002 and 2003 quarterly period were $1.1 and $1.2 million, respectively. Capital expenditures decreased in fiscal 2002 primarily due to our existing physical plant and equipment being adequate to support the current level of business. Our outstanding capital commitments as of June 30, 2002 were approximately $233,000, primarily for the acquisition of tooling and purchase of machinery and equipment. We expect to incur an aggregate of approximately $1.4 million in capital expenses for the expansion of the Dongguan facility in fiscal 2003 to support our organic light emitting diode, or OLED, electronic display program. We plan to implement the initial phase of the expansion, involving building a prototype assembly line incorporating one evaporator and using samples from this line to determine whether there is sufficient market interest to support building a full scale pilot line.

     We maintained revolving credit facilities with Standard Chartered Bank, HongkongBank and Citibank, N.A. as of June 30, 2002. These credit facilities have an aggregate facilities limit of approximately $35.7 million and bear interest at floating commercial bank lending rates in Hong Kong that ranged from 7.25% to 8.25% per annum. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time. The balance for short-term borrowings under these facilities was approximately $77,000 as of June 30, 2002. Our outstanding borrowings vary according to our seasonal working capital requirements. The amount utilized for overdrafts, bank loans, guarantees and letters of credit under our bank facilities was approximately $3.5 million as of June 30, 2002.

     Our long term-debt consisted of four term loans with an aggregate outstanding amount of $1.5 million as of June 30, 2002 (including the current portion of long-term debt). These terms loans were provided by Standard Chartered Bank under the revolving credit facility to finance the purchase of machinery, equipment and motor vehicles. The term loans bear interest at rates currently ranging from 2.7% to 5.875% per annum and mature on various dates through the year 2004. The term loans are payable in monthly installments, which were approximately $70,000 in the aggregate as of June 30, 2002.

     We anticipate that cash generated from operating activities should be adequate to satisfy our capital requirements for at least 18 to 24 months. We have in the past considered potential acquisitions of complimentary businesses. Although we have not reached an agreement for such an acquisition, we plan to continue to pursue selected acquisitions of complementary businesses. In the event that we should consummate such an acquisition, our capital requirements could increase.

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     Our acquisition of Lite Array, Inc. was completed in May 2002. The acquisition was accomplished through a newly-formed subsidiary, Global Lite Array (BVI) Limited, into which we contributed our convertible bond investment in Lite Array plus $3.8 million of cash. In turn, the former common shareholders of Lite Array contributed their Lite Array shares into Global Lite Array in exchange for 9.2% of the outstanding shares of Global Lite Array, and the holders of Lite Array debt exchanged $4.0 million in Lite Array debt in exchange for 14.0% of the outstanding shares of Global Lite Array. Lite Array is a California-based company involved extensively in the research, development and pre-production of inorganic and organic solid state flat-panel displays. Lite Array also operates a joint venture manufacturing plant in Jiangmen, China. Total consideration for our investment in Lite Array was approximately $9.6 million, of which approximately $3.8 million was settled in cash and we took responsibility for paying for the balance due on a license of $1.8 million. The remaining portion of the consideration was satisfied in exchange of convertible notes issued by Lite Array in fiscal 2001.

     As part of our analysis of the potential for Lite Array's thin film electroluminescent, or TFEL, display business and the joint venture, we determined that the long-term prospects might be limited. Global Lite Array's board of directors decided, at a June 10, 2002 board meeting, to discontinue the production of TFEL displays and cease funding the joint venture in China as of September 30, 2002. A presentation was made regarding this matter to our board of directors on June 30, 2002 and a decision was made to write off the value of Lite Array's investment in the joint venture, the goodwill associated with the TFEL display business and certain TFEL production equipment owned by us.

     A balance due on the small molecule OLED license we assumed as a result of our acquisition of Lite Array remained unpaid as of June 30, 2002. A partial payment of $800,000 was made on this license during the 2003 quarterly period. Pursuant to the license arrangement, Lite Array must pay royalties of a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries before January 1, 2004. Lite Array also must pay royalties of the greater of a fixed amount or a fixed percentage of the net sales of OLED display products that are produced by using the licensed know-how and sold by Lite Array and its subsidiaries after January 1, 2004. The license expires in 2023 and may be terminated at any time after January 1, 2004.

     On October 18, 2002, we announced that our Lite Array subsidiary had acquired a license from Luxell Technologies Inc. of Toronto, Ontario, Canada to incorporate Luxell's proprietary Black Layer(R) technology in the production of OLED displays. We believe this technology should further accelerate and support our recent announcement to concentrate Lite Array's research and development efforts on OLED displays and our plans to set up a pilot production line for developing and producing OLED displays.

     On November 1, 2002, we announced that our subsidiary, Global Lite Array
(BVI) Limited, entered into an agreement to sell Lite Array's TFEL display business, including the interest that Lite Array owns in a joint venture manufacturing facility in Jiangmen, China, to the former management of Lite Array. The transaction, which is subject to certain closing conditions, is expected to be completed within sixty days. The transaction is not expected to have a material affect on our business, results of operations or financial condition.

     Inflation. From 1996 through 2001 and the first six months of 2002, the rate of inflation in Hong Kong has ranged from approximately -5.3% to 9.0% (approximately -0.4% during 2001) and the average rate of inflation in China has ranged from approximately -2.1% to 17.0% (approximately -0.4% during 2001). As a general matter, the effect of this inflation on us is primarily limited to labor costs, which represent a small component of our total expenses. As we purchase most of our raw materials outside China, inflation in China does not have a significant effect on our overall costs.

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     Currency and Exchange Rates. Our functional currency is the U.S. dollar.
Nearly all of our sales are denominated in U.S. dollars. The majority of our expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar. We have not been significantly affected by exchange rate fluctuations and therefore have not needed to hedge our positions.

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